JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE 216-586-3939 • FACSIMILE 216-579-0212

RECEIVED
2004 JUN 17 A 10: 44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(216) 586-7314
kjcorrigan@jonesday.com

412523:cr:1144314
930210-005011

June 14, 2004

File No. 82-3349

04030750

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

SUPPL

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bespak plc -- Submission Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934 -- SEC File No. 82-3349

Ladies and Gentlemen:

We are submitting the following information to the Securities and Exchange Commission (the "Commission") on behalf of Bespak plc (the "Company"), a corporation organized under the laws of England, in order for it to continue to claim exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Attached hereto are documents furnished pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, of the information that, since its prior submission, the Company has:

1. made public pursuant to the laws of England;

2. filed with the London Stock Exchange and which was made public by such exchange; or

3. distributed to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents.

Please note that a list identifying information of the type referenced above and stating when and by whom it is required to be made public pursuant to the laws of England, filed with any exchange or distributed to security holders was attached as Schedule II to the Company's initial submission to the Commission dated July 16, 1992.

Dlw 6/17

File No. 82-3349

We believe that this letter and the enclosed documents satisfy the ongoing reporting requirements indicated in subparagraph (b)(1)(iii) of Rule 12g3-2 under the Exchange Act and we respectfully request that this submission be duly recorded. If you have any questions or require any additional information, please contact me at 216-586-7314.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Karen J. Corrigan

Enclosures

cc: Ms. Louise Scott (Bespak plc) (w/o enc.)
Ms. Elizabeth Robertson (Jones Day - London) (w/o enc.)

RNS communicate

Full Text Announcement

Next › | Other Announcements from this Company | Send to a Friend

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	11:41 6 May 2004
Number	3664Y

RNS Number:3664Y
Bespak PLC
06 May 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 4,192,150

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R - 991,905

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P - 992,866

Nortrust Nominees Limited - 250,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 5 May 2004

13) Total percentage holding of issued class following this notification:

23.976

14) Any additional information: Shares in issue 26,805,889

15) Name of contact and telephone number for queries:

Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification: 6 May 2004

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Bespak PLC
TIDM	BPK
Headline	Trading Update
Released	07:00 6 May 2004
Number	3459Y

RNS Number:3459Y
Bespak PLC
06 May 2004

For Immediate Release 6 May 2004

Bespak plc

Trading Update

Bespak plc (LSE: BPK), an innovator in drug delivery devices, anticipates that Group operating profit for the year ended 1 May 2004 will be moderately ahead of the Board's expectations as a result of improved sales and ongoing cost controls.

Sales performance in the second half has benefited from continuing growth in HFA valves in Europe, improved demand for CFC valves in the United States and sustained high volumes of the major Device & Manufacturing Services product. Additionally, the restructuring programme announced a year ago has been completed and exceptional charges will be lower than previously anticipated.

With regard to the financial year beginning 2 May 2004, the Board reiterates the sales outlook provided at the interim results and that its expectations for Group operating profit are unchanged.

There is expected to be continuing conversion from CFC to HFA formulations in Europe, which will generate positive growth in HFA valve sales. As previously indicated, volumes of the major Device & Manufacturing Services product will be scaled back to levels associated with normal capacity utilisation. Following the recent European regulatory filing by Pfizer and Aventis of Exubera(R), an inhaled insulin product, Bespak's device programme is progressing towards production scale-up and, consequently, industrialisation and service income will decline; the timing of approval of the product and of full-scale manufacturing remain uncertain. As a result of the restructuring programme, there will be a full year benefit of cost savings in the new financial year, whilst operational improvements are anticipated from past capital expenditure.

Bespak's preliminary results will be announced on 7 July 2004.

For further information please call:

Bespak plc
Mark Throdahl - Chief Executive +44 (0) 1908 525230
Martin Hopcroft - Group Finance Director

Buchanan Communications

Tim Thompson/Mark Court/Mary-Jane Johnson +44 (0) 20 7466 5000

Notes to editors about Bespak plc:

Bespak is an innovator in drug delivery devices for the pharmaceutical industry.

public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, visit www.bespak.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

FREE ANNUAL REPORTS

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:07 28 Apr 2004
Number	0794Y

RNS Number:0794Y
Bespak PLC
28 April 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Schroder Investment Management Limited, its holding company, Schroders plc, and its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

Non-beneficial - discretionary fund manager

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 4,206,350

Mineworkers Pension Scheme (Client) Nominees Ltd a/c R - 991,905

British Coal Staff Superannuation Scheme (Client) Nominees Ltd a/c P - 992,866

Nortrust Nominees Limited - 250,000

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction:

11) Date company informed: 28 April 2004

12) Total holding following this notification: 6,441,121

13) Total percentage holding of issued class following this notification: 24.029

14) Any additional information: Shares in issue 26,805,889

15) Name of contact and telephone number for queries:Louise Scott, 01908 525240

16) Name and signature of authorised company official responsible for making

Date of notification: 28 April 2003

For more information on the Bespak Group please visit our Website at http://www.bespak.com/

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Close

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	10:20 26 Mar 2004
Number	9775W

RNS Number:9775W
Bespak PLC
26 March 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Savings Related Share Option Scheme

3. Period of return: From 25 September 2003 to 26 March 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 400,000

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 400,000

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission: 400,000 Ordinary on 22 March 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

Company	Bespak PLC
TIDM	BPK
Headline	Regulatory Filing Accepted
Released	07:00 5 Mar 2004
Number	1770W

For immediate release 5 March 2004

Bespak plc
Welcomes regulatory filing of Exubera in Europe

Bespak plc (LSE: BPK), an innovator in drug delivery, is pleased to note that Pfizer Inc and Aventis announced that the European Medicines Evaluation Agency (EMEA) has accepted the filing of a marketing authorisation application for Exubera® (inhaled human insulin powder).

Pfizer and Aventis are seeking approval to market Exubera® to adult patients with Type 1 and Type 2 diabetes.

Bespak will manufacture the drug delivery device for Exubera® in its Milton Keynes manufacturing facility under an arrangement with Nektar Therapeutics, which developed the device and formulation. The timing of full scale production is as yet unknown and will depend in part on the speed of the regulatory review process.

Pfizer and Aventis have also been working with the US Food and Drug Administration to determine the appropriate timing for submission of the Exubera® new drug application in the US.

Mark Throdahl, Bespak's chief executive, said: "We are delighted with the European filing of Exubera® and look forward to participating in the commercial success of the drug by supplying its delivery device."

For further information please call:

Bespak plc
Mark Throdahl – Chief Executive **+44 (0) 20 1908 552 600**
Martin Hopcroft – Group Finance Director **+44 (0) 20 1908 552 600**

Buchanan Communications
Tim Thompson/Mark Court/Mary-Jane Johnson **+44 (0) 20 7466 5000**

Notes to editors

About Bespak plc

Bespak is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies. The group has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. Bespak is a public company quoted on the Official list of the London Stock Exchange (LSE: BPK). For more information, please visit www.bespak.com.

About Pfizer Inc

Pfizer discovers, develops, manufactures and markets leading prescription medicines for humans and animals, and many of the world's best known consumer products.

About Aventis

human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

About Nektar Therapeutics

Nektar Therapeutics provides industry-leading drug delivery technologies, expertise and manufacturing to enable the development of high-value, differentiated therapeutics. Nektar's advanced drug delivery capabilities are designed to enable the company's biotechnology and pharmaceutical partners to solve drug development challenges and realize the full potential of their therapeutics, from development of new molecular entities to managing the lifecycles of established products.

END

Company website

Close

‹ Back Next ›

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:37 13 Feb 2004
Number	3751V

RNS Number:3751V
Bespak PLC
13 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Aviva plc and its subsidiary, Morley Fund Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited - 229,819 (material)

Chase GA Group Nominees Limited - 1,308,153 (material)

Chase Nominees Limited - 72,784 (material)

CUIM Nominee Limited - 336,174 (material)

RBSTB Nominees Limited - 65,256 (material)

CUIM Nominee Limited - 28,101

Vidacos Nominees Limited - 819,820

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: 91,506

8) Percentage of issued class: 0.34

9) Class of security: Ordinary

10) Date of transaction: 10 February 2004

11) Date company informed: 12 February 2004

12) Total holding following this notification: 2,860,107

13) Total percentage holding of issued class following this notification: 10.67

14) Any additional information: Total shares in issue - 26,805,889

16) Name and signature of authorised company official responsible for making this notification:

Louise Scott, Company Secretary

Date of notification : 13 February 2004

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

Company website

Close

Next ›

Company	Bespak PLC
TIDM	BPK
Headline	Director Declaration
Released	16:09 26 Jan 2004
Number	6431U

RNS Number:6431U
Bespak PLC
26 January 2004

Bespak plc: Non-Executive Director's Details

The appointment of Mr John Robinson as the non-executive Chairman of Bespak plc was announced on 20 January 2004. In accordance with Rule 16.4 of the Listing Rules, the following table shows details of the current and past directorships of publicly quoted companies held by Mr Robinson in the past five years.

Current Directorships	Past Directorships
George Wimpey Plc	Delta plc
	Low & Bonar plc
	Railtrack Group PLC
	Smith & Nephew plc
	UK Coal plc

It is confirmed that there are no details to be disclosed in relation to Mr Robinson under paragraphs 6.F.2 (b) to (g) of the Listing Rules.

Louise Scott
General Counsel & Company Secretary
26 January 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company website

Company	Bespak PLC
TIDM	BPK
Headline	Blocklisting Interim Review
Released	09:20 22 Jan 2004
Number	5146U

RNS Number:5146U
Bespak PLC
22 January 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: Bespak plc

2. Name of scheme: Bespak 1996 Executive Share Option Scheme

3. Period of return: From 22 July 2003 to 22 January 2004

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at the end of the last period: 132,578

5. Number of shares issued/allotted under scheme during period: NIL

6. Balance under scheme not yet issued/allotted at end of period: 132,578

7. Number and class of share(s) (amount of stock/debt securities)originally listed and the date of admission:200,000 ordinary shares on 21 January 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 26,805,889

Contact for queries: Louise Scott, Company Secretary

Address: Blackhill Drive, Featherstone Road, Wolverton Mill South, Milton Keynes, Bucks. MK12 5TS

Name of person making return: Louise Scott

Telephone: 01908 525240

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

FINAL

20th January 2004

Bespak plc

Appoints new Chairman to the Board

Bespak plc (LSE: BPK), an innovator in drug delivery, is today pleased to announce with immediate effect the appointment of John Robinson, ex-Smith & Nephew, as the new Chairman of the Company.

Sir David Cooksey, who has served as Chairman of Bespak for the past eight years and as a director for ten years, has stepped down from the Board today.

Sir David will be replaced by John Robinson, who from 1990 to 1997 was Chief Executive of Smith & Nephew, the largest medical technology company in the UK. John was subsequently Chairman of Smith & Nephew until 2000.

He is currently Chairman of George Wimpey, Chairman of Paragon Healthcare Group and Chairman and Pro-Chancellor of the University of Hull. Previously he has held positions at companies that include ICI, Fisons and Railtrack Group.

Mark Throdahl, Chief Executive of Bespak, commented:
"Over the past few years Bespak has been transformed from a manufacturing to a technology-led business. Sir David has been instrumental in this transformation, particularly through his emphasis on R&D investment.

"I am delighted to welcome John Robinson as Chairman and am extremely pleased that we can attract a medical technology leader of his stature to Bespak. He will bring management strength and outstanding industry experience to our Company."

For further information please call:

Bespak plc
Mark Throdahl – Chief Executive — **On 20.01.04: +44 (0) 20 7466 5000**
Thereafter: +44 (0) 20 1908 552 600

Buchanan Communications — **+44 (0) 20 7466 5000**
Tim Thompson/Mark Court/ Mary-Jane Johnson

FINAL

Bespak plc

Interim Results for the 26 weeks to 1 November 2003

Bespak plc (LSE: BPK), an innovator in drug delivery, today announces its interim results for the 26 weeks to 1 November 2003 (2002: 26 weeks to 1 November 2002).

KEY POINTS

- Recovery from prior year in line with plan, showing strong volume growth of HFA valves and Device & Manufacturing Services (DMS) products
- Sales of products and services decreased 4% to £39.9m (2002: £41.4m) and, including sales of tooling and equipment, turnover decreased 9% to £40.4m (2002: £44.2m re-presented)
- Group operating profit before exceptional items increased 43% to £5.0m (2002: £3.5m).
- Profit before tax and exceptional items increased 24% to £5.1m (2002: £4.1m) and, after exceptional costs of £2.0m arising from the continuing restructuring (2002: £1.5m exceptional gain), profit before tax decreased 45% to £3.1m (2002: £5.6m)
- Earnings per share before exceptional items increased 20% to 13.7p (2002: 11.4p) and, after exceptional items, declined 52% to 8.1p (2002: 17.0p)
- Interim dividend of 7.0p maintained (2002: 7.0p)
- Balance sheet remains strong - net cash of £8.4m
- John Robinson today appointed as Chairman to replace Sir David Cooksey – see separate release.

Mark Throdahl, Chief Executive of Bespak, commented:

"Last summer we said that we would return Bespak to previous levels of performance and that we were encouraged by the strong fundamentals in our businesses. Since that time the Company's recovery has continued in line with our plan. Implementation of the restructuring programme is expected to be completed this financial year and we expect to benefit from the full year impact of these cost savings next financial year. Finally, we are delighted to welcome John Robinson as Chairman of the Board."

For further information please call:

Bespak plc
Mark Throdahl – Chief Executive — **On 20.01.04: +44 (0) 20 7466 5000**
Martin Hopcroft – Group Finance Director — **Thereafter: +44 (0) 20 1908 552 600**

Buchanan Communications — **+44 (0) 20 7466 5000**
Tim Thompson/Mark Court/ Mary-Jane Johnson

FINAL

Bespak plc

Interim Results for the 26 weeks to 1 November 2003

Summary

During the first half, Bespak's financial performance was in line with plan as a result of significant cost reduction measures, solid trading in Respiratory and exceptional volumes in Device & Manufacturing Services. Implementation of the restructuring programme announced in April has proceeded on schedule and is expected to generate previously indicated annualised savings, which will be fully reflected in our next financial year. The Group's overall performance continues in line with the Board's expectations.

Sales of products and services decreased 4% to £39.9m (2002: £41.4m) and, including sales of tooling and equipment, turnover decreased 9% to £40.4m (2002: £44.2m re-presented). Group operating profit before exceptional items increased 43% to £5.0m (2002: £3.5m). Expenses were controlled well in the first half and the Group's operating profit margin before exceptional items increased to 12.4% (2002: 7.9%). Profit before tax and exceptional items increased 24% to £5.1m (2002: £4.1m) and, after exceptional costs of £2.0m arising from the continuing restructuring (2002: £1.5m exceptional gain), profit before tax decreased 45% to £3.1m (2002: £5.6m). Earnings per share before exceptional items increased 20% to 13.7p (2002: 11.4p) and, after exceptional items, declined 52% to 8.1p (2002: 17.0p).

The Board is maintaining an interim dividend of 7.0 pence per share, which is payable on 20 February 2004 to those on the shareholder register on 30 January 2004.

Net cash was £8.4m as at 1 November 2003, exceeding expectations due to lower than budgeted capital expenditure and better than expected working capital movements.

Operational Review

Respiratory Drug Delivery

Respiratory sales, comprising metered dose inhaler valves, actuators, medical check valves and nasal delivery devices, equalled last year's level of £17.7m. We experienced strong HFA growth to European customers, offset by decreased sales of CFC valves.

Bespak's valves for use with environmentally friendly HFA propellants are replacing CFC-based formulations in Europe. For the time being, no such trend is evident in the US, which remains predominantly a CFC market. Our 357 and Easifill HFA valves are under active consideration by a number of current and prospective customers, and Bespak believes it has won the valve contracts for nearly two-thirds of the HFA formulations approved around the world. HFA sales were 37% of valve sales whereas, in the comparable period last year, HFA sales were 21% of valve sales.

In November, we formally opened our new valve manufacturing plant in King's Lynn. This £10m facility offers our customers the latest valve moulding and

assembly infrastructure and provides us with highly efficient manufacturing capacity for future market share growth. During the past five years we have committed over £55m of capital expenditure to the expansion and renewal of our manufacturing facilities, culminating in completion of the King's Lynn valve plant. We are achieving productivity improvements from this investment.

Devices & Manufacturing Services (DMS)
This business provides a comprehensive range of device-related services to pharmaceutical and drug delivery companies. Sales decreased 3% to £19.4m (2002: £20.1m). This reflects lower pricing on our lead contract manufactured product partly offset by exceptional volume growth. Additionally, we enjoyed significant sales to Abbott Laboratories on a product begun a year ago.

Over the last six months, DMS has achieved its cost reduction and throughput goals for its largest product, and expected gross margins are now being achieved.

Working in close collaboration with Nektar Therapeutics of San Carlos, California, we have finalised the manufacturing process for the inhaler device that will deliver the world's first inhaled insulin. This exciting new product, Exubera®, should benefit millions of diabetic patients around the world. Nektar is in a collaboration with Pfizer Inc. to develop the inhalation device and formulation process for Exubera®. Pfizer has also entered into an agreement with Aventis to co-develop, co-promote and co-manufacture Exubera®.

In October, we announced a collaboration with Britannia Pharmaceuticals to develop a novel clinical approach to prevent the formation of surgical adhesions; post-surgical scar tissue that in the US alone requires nearly $2 billion in hospital and surgical costs to correct. Under the terms of a development agreement, Bespak will develop at its own expense the delivery device for Britannia's AdSurf®, which is now in Phase III clinical trials. We will together seek a licensing partner to manage world-wide sales of the product, and Bespak and Britannia will share in royalties from Adsurf® sales and milestone payments.

We also entered into a development agreement on Intraject™ with Aradigm, the drug delivery company in Hayward, California which acquired the needle-free injector technology from Weston Medical last year. Bespak was Weston Medical's development partner prior to the sale.

Consumer Dispensers
This business manufactures pumps for consumer household products, toiletries and fragrances. As a result of weak demand from a number of customers, sales declined 22% to £2.8m (2002: £3.7m). Development of a new proprietary spray pump is now entering its final stage and we plan to launch this product in the Spring together with other product line extensions.

Cost Saving Programmes

In April, we announced a series of significant actions to reduce our cost base and return the Group to previous levels of performance. We are now confident that these

programmes will generate targeted full year savings, which will be fully reflected in our performance in the next financial year.

There have been three elements of cost-saving. First, in April last year we curtailed Nasal formulation development programmes, which were meeting technical milestones but could not provide short-term financial returns. Second, in June we removed 25 positions in North America with the objective of eliminating long-running losses. Third, we identified 105 positions to be eliminated from UK operations. Most of these positions were removed in July and November, with the remainder going this month.

New Chairman

Sir David Cooksey has been a director of Bespak for ten years and has served as Chairman for the past eight years. It is with deep appreciation that we bid him farewell after a long and fruitful association with our Company.

Sir David will step down as Chairman from the Board of Bespak today and we are delighted to announce the appointment of John Robinson as the new Chairman of the Company. From 1990 to 1997 John was Chief Executive of Smith & Nephew plc, the largest UK-based medical technology company. He was subsequently Chairman until 2000. John is Chairman of George Wimpey plc, Paragon Healthcare Group and Chairman and Pro-Chancellor of the University of Hull. He will bring outstanding industry experience and stature to our Company.

Outlook

In Respiratory, we expect that a reduction in CFC valve sales will be offset by the continuing growth of HFA valve sales. While we anticipate CFC demand to continue for some years in the US, we cannot forecast precisely its duration or level.

In the second half, the DMS business will continue to benefit from exceptional volumes of its lead product. However, it is not anticipated that volumes of this product will be maintained in the following year. We remain optimistic about the prospects for the Exubera® inhaler device, although we cannot predict when full-scale production will commence.

We are confident that our Consumer Dispensers business will benefit next financial year from the introduction of a new proprietary spray pump and other product line extensions.

Implementation of the restructuring programmes will be completed this financial year so that we will benefit from full year cost savings next financial year. With completion of the King's Lynn valve plant, capital spending will be substantially reduced.

Around 10% of the Group's sales from the UK are denominated in US dollars. Therefore, continuing weakness of the US dollar will impact our performance next financial year, subject to compensatory actions.

FINAL

Having achieved performance in line with our plan in the first half, we are looking forward to driving our business forward with continuing profit improvement.

Mark C. Throdahl
Chief Executive
19 January 2004

FINAL

Consolidated Profit and Loss Account

	Note	Unaudited 26 weeks to 1 November 2003 Before exceptional items £000	Unaudited 26 weeks to 1 November 2003 Exceptional items £000	Unaudited 26 weeks to 1 November 2003 Total £000	Unaudited 26 weeks to 1 November 2002 Total Re-presented (Note 1) £000	Audited 52 weeks to 3 May 2003 Total £000
Sales of products and services		39,931	-	39,931	41,397	79,887
Sales of tooling and equipment		428	-	428	2,814	8,423
Turnover	2	40,359	-	40,359	44,211	88,310
Operating expenses	3	(35,361)	(2,029)	(37,390)	(40,724)	(87,180)
Group operating profit	2	4,998	(2,029)	2,969	3,487	1,130
Share of joint ventures and associates		(69)	-	(69)	367	325
Total operating profit		4,929	(2,029)	2,900	3,854	1,455
Profit on sale of associate	3	-	-	-	1,502	1,439
Net interest receivable	4	191	-	191	285	391
Profit on ordinary activities before taxation		5,120	(2,029)	3,091	5,641	3,285
Taxation	5	(1,477)	525	(952)	(1,118)	(499)
Profit for the financial period		3,643	(1,504)	2,139	4,523	2,786
Dividends				(1,866)	(1,859)	(5,071)
Retained profit/(loss)				273	2,664	(2,285)
Basic and diluted earnings per share before exceptional items (pence)	6			13.7p	11.4p	11.5p
Basic and diluted (loss)/earnings per share on exceptional items (pence)	6			(5.6p)	5.6p	(1.0p)
Basic and diluted earnings per share (pence)	6			8.1p	17.0p	10.5p
Dividends per share (pence)	7			7.0p	7.0p	19.1p

Operating expenses for the 52 weeks to 3 May 2003 include £2,365,000 for exceptional charges (see note 3).

FINAL

Consolidated Balance Sheet

	Note	**Unaudited 1 November 2003 £000**	Unaudited 1 November 2002 £000	Audited 3 May 2003 £000
Fixed assets				
Intangible assets		**-**	540	-
Tangible assets		**63,219**	62,273	64,132
Investments		**1,276**	1,631	1,397
		64,495	64,444	65,529
Current assets				
Stocks		**4,684**	3,729	3,514
Debtors		**11,821**	11,904	12,729
Short-term investments		**16,743**	22,206	16,365
Cash at bank and in hand		**928**	1,929	1,678
		34,176	39,768	34,286
Creditors: Amounts falling due within one year	8	**(24,627)**	(26,252)	(25,786)
Net current assets		**9,549**	13,516	8,500
Total assets less current liabilities		**74,044**	77,960	74,029
Creditors: Amounts falling due after more than one year	8	**(795)**	-	(731)
Provisions for liabilities and charges	9	**(6,061)**	(5,889)	(6,265)
Net assets		**67,188**	72,071	67,033
Capital and reserves				
Called up share capital		**2,681**	2,679	2,679
Share premium account		**23,054**	23,010	23,010
Profit and loss account		**41,453**	46,382	41,344
Equity shareholders' funds		**67,188**	72,071	67,033

FINAL

Consolidated Cash Flow Statement

	Note	**Unaudited 26 weeks to 1 November 2003 £000**	Unaudited 26 weeks to 1 November 2002 £000	Audited 52 weeks to 3 May 2003 £000
Net cash inflow/(outflow) from operating activities	10	**5,668**	(325)	2,975
Dividends received from associates		**-**	-	9
Returns on investment and servicing of finance				
Interest received		**318**	556	866
Interest paid		**(144)**	(255)	(443)
		174	301	423
Taxation				
UK corporation tax		**(322)**	(1,495)	(2,088)
Overseas tax		**(26)**	14	41
		(348)	(1,481)	(2,047)
Capital expenditure and financial instruments				
Payments to acquire intangible fixed assets		**-**	(133)	(70)
Payments to acquire tangible fixed assets		**(3,430)**	(8,459)	(15,703)
Receipts from sales of tangible fixed assets		**33**	542	597
		(3,397)	(8,050)	(15,176)
Acquisitions and disposals				
Purchase of fixed asset investments		**(39)**	(61)	(122)
Receipts from sale of associate		**-**	2,440	2,379
		(39)	2,379	2,257
Equity dividends paid		**(3,214)**	(3,212)	(5,070)
Net cash outflow before management of liquid resources and financing		**(1,156)**	(10,388)	(16,629)
Management of liquid resources				
(Decrease)/increase in short-term investments		**(378)**	9,267	15,108
Financing				
Payment for shares		**289**	22	22
Net decrease in loans		**(1,840)**	(1,995)	(1,971)
Net cash outflow from financing		**(1,551)**	(1,973)	(1,949)
Decrease in net cash		**(3,085)**	(3,094)	(3,470)

FINAL

Consolidated Cash Flow Statement

	Note	**Unaudited 26 weeks to 1 November 2003 £000**	Unaudited 26 weeks to 1 November 2002 £000	Audited 52 weeks to 3 May 2003 £000
Net cash inflow/(outflow) from operating activities	10	**5,668**	(325)	2,975
Dividends received from associates		**-**	-	9
Returns on investment and servicing of finance				
Interest received		**318**	556	866
Interest paid		**(144)**	(255)	(443)
		174	301	423
Taxation				
UK corporation tax		**(322)**	(1,495)	(2,088)
Overseas tax		**(26)**	14	41
		(348)	(1,481)	(2,047)
Capital expenditure and financial instruments				
Payments to acquire intangible fixed assets		**-**	(133)	(70)
Payments to acquire tangible fixed assets		**(3,430)**	(8,459)	(15,703)
Receipts from sales of tangible fixed assets		**33**	542	597
		(3,397)	(8,050)	(15,176)
Acquisitions and disposals				
Purchase of fixed asset investments		**(39)**	(61)	(122)
Receipts from sale of associate		**-**	2,440	2,379
		(39)	2,379	2,257
Equity dividends paid		**(3,214)**	(3,212)	(5,070)
Net cash outflow before management of liquid resources and financing		**(1,156)**	(10,388)	(16,629)
Management of liquid resources				
(Decrease)/increase in short-term investments		**(378)**	9,267	15,108
Financing				
Payment for shares		**289**	22	22
Net decrease in loans		**(1,840)**	(1,995)	(1,971)
Net cash outflow from financing		**(1,551)**	(1,973)	(1,949)
Decrease in net cash		**(3,085)**	(3,094)	(3,470)

FINAL

Statement of Total Recognised Gains and Losses

	Unaudited 26 weeks to 1 November 2003 £000	Unaudited 26 weeks to 1 November 2002 £000	Audited 52 weeks to 3 May 2003 £000
Profit for the financial period	**2,139**	4,523	2,786
Exchange movements on foreign currency net investments	**(164)**	(318)	(415)
Total recognised gains and losses for the period	**1,975**	4,205	2,371

Reconciliation of Movements in Equity Shareholders' Funds

	Unaudited 26 weeks to 1 November 2003 £000	Unaudited 26 weeks to 1 November 2002 £000	Audited 52 weeks to 3 May 2003 £000
Equity shareholders' funds brought forward	**67,033**	69,703	69,703
Profit for the financial period	**2,139**	4,523	2,786
Dividends	**(1,866)**	(1,859)	(5,071)
Exchange movements on foreign currency net investments	**(164)**	(318)	(415)
Movement relating to QUEST	**-**	-	8
Issue of ordinary share capital	**46**	22	22
Equity shareholders' funds carried forward	**67,188**	72,071	67,033

Notes to the Accounts

1. Basis of preparation and accounting policies

The unaudited results for the 26 weeks to 1 November 2003 have been prepared in accordance with UK Generally Accepted Accounting Principles. The accounting policies applied are those set out in the Group's Annual Report and Accounts for the 52 weeks to 3 May 2003.

In accordance with the change in accounting policy for turnover that was implemented for the 52 weeks to 3 May 2003, turnover for the 26 weeks to 1 November 2002 has been re-presented on the same basis to include sales of tooling and equipment within turnover and related costs within operating expenses. The effect on the comparative 26 weeks to 1 November 2002 is to increase turnover and operating expenses by £2,814,000. This reclassification does not affect the operating profit or net assets.

The charge for taxation on the profits for the 26 weeks to 1 November 2003 has been calculated by reference to the estimated effective tax rate for the 52 weeks to 1 May 2004.

The consolidated profit and loss account and consolidated cash flow statement for the 52 weeks to, and the balance sheet at, 3 May 2003 are an abridged statement of the full Group Accounts for that period which have been delivered to the Registrar of Companies. The report of the Auditors on the Accounts for the 52 weeks to 3 May 2003 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

2. Segmental information

Turnover by business	**26 weeks to 1 November 2003**	26 weeks to 1 November 2002 Re-presented (Note 1)	52 weeks to 3 May 2003
	£000	£000	£000
Respiratory	**17,651**	17,622	35,409
Device & Manufacturing Services	**19,449**	20,123	37,751
Consumer Dispensers	**2,831**	3,652	6,727
Sales of products and services	**39,931**	41,397	79,887
Sales of tooling and equipment	**428**	2,814	8,423
	40,359	44,211	88,310

Turnover by destination	**26 weeks to 1 November 2003**	26 weeks to 1 November 2002 Re-presented (Note 1)	52 weeks to 3 May 2003
	£000	£000	£000
United Kingdom	**16,748**	20,166	37,017
United States of America	**12,025**	14,776	31,184
Europe	**8,581**	5,449	12,664
Rest of the World	**3,005**	3,820	7,445
	40,359	44,211	88,310

FINAL

Notes to the Accounts

2. Segmental information (continued)

Turnover by origin	26 weeks to 1 November 2003 £000	26 weeks to 1 November 2002 Re-presented (Note 1) £000	52 weeks to 3 May 2003 £000
United Kingdom	**35,334**	39,011	78,224
United States of America	**7,987**	10,953	22,254
Total sales	**43,321**	49,964	100,478
Intra-group sales	**(2,962)**	(5,753)	(12,168)
	40,359	44,211	88,310

Group operating profit by origin	26 weeks to 1 November 2003 £000	26 weeks to 1 November 2002 Re-presented (Note 1) £000	52 weeks to 3 May 2003 £000
United Kingdom			
Group operating profit before exceptional operating expenses	**5,489**	3,502	4,058
Exceptional operating expenses	**(1,749)**	-	(2,208)
	3,740	3,502	1,850
United States of America			
Group operating loss before exceptional operating expenses	**(491)**	(15)	(563)
Exceptional operating expenses	**(280)**	-	(157)
	(771)	(15)	(720)
Group			
Group operating profit before exceptional operating expenses	**4,998**	3,487	3,495
Exceptional operating expenses	**(2,029)**	-	(2,365)
	2,969	3,487	1,130

Net assets by origin	1 November 2003 £000	1 November 2002 £000	3 May 2003 £000
United Kingdom	**55,935**	52,542	51,293
United States of America	**10,677**	12,613	15,745
Allocated net assets	**66,612**	65,155	67,038
Unallocated net assets/(liabilities)	**576**	6,916	(5)
	67,188	72,071	67,033
Average rate of exchange £1 Sterling : US $	**1.63**	1.52	1.56
Closing rate of exchange £1 Sterling : US $	**1.69**	1.56	1.60

3. Exceptional items

	26 weeks to 1 November 2003 £000	26 weeks to 1 November 2002 £000	52 weeks to 3 May 2003 £000
Exceptional operating expenses	**(2,029)**	-	(2,365)
Profit on sale of associate	**-**	1,502	1,439
Exceptional items before taxation	**(2,029)**	1,502	(926)
Taxation	**525**	-	648
Exceptional items after taxation	**(1,504)**	1,502	(278)

The exceptional operating expenses comprise employee severance costs, curtailment of nasal formulation activities, and costs incurred with the profit forecast and bid approaches.

Notes to the Accounts

4. Net interest receivable

	26 weeks to 1 November 2003 £000	26 weeks to 1 November 2002 £000	52 weeks to 3 May 2003 £000
Interest receivable			
Interest receivable on deposits	**284**	537	842
Interest receivable other	**-**	-	29
Associates	**1**	-	-
	285	537	871
Interest payable			
Bank overdrafts and loans	**(94)**	(239)	(469)
Associates	**-**	(13)	(11)
	(94)	(252)	(480)
Net interest receivable	**191**	285	391

5. Taxation

	26 weeks to 1 November 2003 £000	26 weeks to 1 November 2002 £000	52 weeks to 3 May 2003 £000
Current taxation	**1,112**	791	6
Deferred taxation	**(140)**	166	327
Share of taxation of associates	**(20)**	161	166
	952	1,118	499

6. Earnings per share

	26 weeks to 1 November 2003	26 weeks to 1 November 2002	52 weeks to 3 May 2003
Profit for the financial period before exceptional items (£000)	**3,643**	3,021	3,064
Exceptional items after taxation (£000) (Note 3)	**(1,504)**	1,502	(278)
Profit for the financial period (£000)	**2,139**	4,523	2,786
Weighted average number of shares in issue	**26,802,153**	26,789,515	26,790,505
Shares owned by Employee Share Ownership Trusts	**(238,936)**	(249,466)	(245,793)
Average number of shares in issue for basic earnings	**26,563,217**	26,540,049	26,544,712
Dilutive impact of share options outstanding	**95**	124,709	95
Diluted average number of shares in issue	**26,563,312**	26,664,758	26,544,807
Basic and diluted earnings per share before exceptional items (pence)	**13.7**	11.4	11.5
Basic and diluted (loss)/earnings per share on exceptional items (pence)	**(5.6)**	5.6	(1.0)
Basic and diluted earnings per share (pence)	**8.1**	17.0	10.5

7. Dividends

The interim dividend of 7.0p (2002: 7.0p) will be paid on 20 February 2004 to shareholders on the register on 30 January 2004.

Notes to the Accounts

8. Creditors

	1 November 2003 £000	1 November 2002 £000	3 May 2003 £000
Amounts falling due within one year			
Loans falling due within one year	**-**	1,945	1,873
Bank overdrafts & loans – unsecured	**9,279**	7,406	7,350
Proposed dividend	**1,864**	1,858	3,212
Corporate taxation	**1,181**	1,870	761
Other creditors	**12,303**	13,173	12,590
	24,627	26,252	25,786
Amounts falling due after more than one year			
Other creditors	**795**	-	731
	795	-	731

9. Provisions for liabilities and charges

	Deferred taxation £000	Post retirement benefits £000	Total £000
At 4 May 2003	5,727	538	6,265
Profit and loss account	(140)	(47)	(187)
Exchange rate adjustments	-	(17)	(17)
At 1 November 2003	**5,587**	**474**	**6,061**

10. Cash flow from operating activities

	26 weeks to 1 November 2003 £000	26 weeks to 1 November 2002 £000	52 weeks to 3 May 2003 £000
Group operating profit	**2,969**	3,487	1,130
Depreciation	**3,743**	3,516	7,116
Amortisation of intangible fixed assets	**-**	30	507
(Decrease)/increase in amount provided against investment in own shares	**(197)**	128	264
Amount provided on revaluation of fixed asset investment	**-**	-	78
(Profit)/loss on sale of tangible fixed assets	**(11)**	155	484
Profit on sale of fixed asset investment	**(83)**	-	-
Increase in stocks	**(1,216)**	(386)	(187)
Decrease/(increase) in debtors	**650**	(1,932)	(2,655)
Decrease in creditors	**(140)**	(5,337)	(3,998)
(Decrease)/increase in provisions	**(47)**	14	236
Net cash inflow/(outflow) from operating activities	**5,668**	(325)	2,975

Operating cash flow in the 26 weeks to 1 November 2003 includes an outflow of £1,775,000 relating to exceptional operating expenses in the 26 weeks to 1 November 2003 and an outflow of £1,195,000 relating to exceptional operating expenses in the 52 weeks to 3 May 2003.

Operating cash flow in the 52 weeks to 3 May 2003 includes an outflow of £725,000 relating to exceptional operating expenses in the 52 weeks to 3 May 2003.

Notes to the Accounts

11. Reconciliation of net cash flow to movement in net funds

	4 May 2003 £000	Cash flow £000	Exchange Movements £000	**1 November 2003 £000**
Cash at bank and in hand	1,678	(736)	(14)	**928**
Overdrafts and short-term loans	(7,350)	(2,349)	420	**(9,279)**
Net overdrafts and short-term loans	(5,672)	(3,085)	406	**(8,351)**
Loans and leasing obligations	(1,873)	1,840	33	**-**
Short-term investments	16,365	378	-	**16,743**
Net funds	8,820	(867)	439	**8,392**
Financing items included in cash flow movements				
Payment for shares		(289)		
Net cash outflow before management of liquid resources and financing		**(1,156)**		

Full Text Announcement

Company	Bespak PLC
TIDM	BPK
Headline	Notice of Results
Released	07:00 7 Jan 2004
Number	9233T

RNS Number:9233T
Bespak PLC
07 January 2004

Immediate Release 7th January 2004

Bespak plc

Notification of Interim Results
for the 26 weeks ended 1st November 2003

On behalf of our client, Bespak plc, we notify the London Stock Exchange that the Company will be announcing its Interim Results for the 26 weeks ended 1st November 2003 on Tuesday 20th January 2004.

An analyst meeting will be held at 09:30 am on the day of the results. A press meeting will follow at 11:00 am. Both meetings will be held at the offices of Buchanan Communications, 107 Cheapside, EC2.

For further information please call:

Mark Court, Mary-Jane Johnson E-mail: mary-janej@buchanan.uk.com
Buchanan Communications Tel: 0207 466 5000

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Bespak PLC
TIDM	BPK
Headline	Analyst Site Visit
Released	07:00 12 Dec 2003
Number	1754T

For immediate release 12 December 2

Bespak plc

Analyst Site Visit

Bespak (LSE: BPK), the drug delivery company, announces that it is holding a site visit today for analysts at its newly extended King's Lynn facility in Norfolk.

The visit will involve a tour of the site, as well as presentations from senior management on key areas of the business including Device & Manufacturing Services, Respiratory Drug Delivery and Operations. The visit will provide analysts with an update on the Company's growth strategy together with an opportunity to gain an in-depth awareness and understanding of Bespak's business.

No material new financial information will be disclosed today. The Group plans to announce its Preliminary results on 20 January 2004.

For further information please call:

Bespak plc Tel: +44(0)1908 552600
Mark Throdahl, CEO

Buchanan Communications Tel: +44(0)20 7466 5000
Tim Thompson, Mark Court, Mary-Jane Johnson

Notes to editors

About Bespak plc
Bespak is in the forefront of developing new delivery systems for the pharmaceutical industry. The company has a product range covering metered dose inhalers, dry powder devices, actuators and compliance aids. The company also develops and manufactures drug delivery devices for leading global pharmaceutical companies such as the Diskus™ dry powder inhaler, the drug delivery device used in GlaxoSmithKline's blockbuster asthma treatment Advair/Seretide. The group has facilities in King's Lynn and Milton Keynes in the UK and in Cary, North Carolina, in the USA. Bespak is a public company quoted on the Official list of the London Stock Exchange [LSE: BPK]. For more information go to www.bespak.com.
END

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	15:58 12 Dec 2003
Number	2223T

RNS Number:2223T
Bespak PLC
12 December 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Aviva plc and its subsidiary, Morley Fund Management Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Not stated

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited - 124,819 (material)

Chase GA Group Nominees Limited - 1,229,153 (material)

Chase Nominees Limited - 139,088 (material)

CUIM Nominee Limited - 245,174 (material)

RBSTB Nominees Limited - 90,008 (material)

CUIM Nominee Limited - 28,101

Vidacos Nominees Limited - 1,094,820

5) Number of shares/amount of stock acquired: 5,000

6) Percentage of issued class: 0.0187

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction: 11 December 2003

11) Date company informed: 12 December 2003

12) Total holding following this notification: 2,951,163

13) Total percentage holding of issued class following this notification: 11.01

14) Any additional information: Total shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

this notification:

Louise Scott, Company Secretary

Date of notification : 12 December 2003

For more information on the Bespak Group please visit our Website at
www.Bespak.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	09:44 28 Nov 2003
Number	6140S

RNS Number:6140S
Bespak PLC
28 November 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Artemis Investment Management Limited and certain of its subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered holder not disclosed.

Beneficial owner : Artemis Smaller Companies - 1,050,287

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed:

8) Percentage of issued class:

9) Class of security: Ordinary

10) Date of transaction: Not disclosed

11) Date company informed: 27 November 2003

12) Total holding following this notification 1,050,287

13) Total percentage holding of issued class following this notification: 3.92

14) Any additional information: Shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification 28 November 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: **Bespak plc**

2) Name of shareholder having a major interest: **Fidelity International Limited and its direct and indirect subsidiaries**

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: **Non-beneficial**

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited – 10,240

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: **1,839,848**

8) Percentage of issued class: **6.86**

9) Class of security: **Ordinary**

10) Date of transaction: **Not disclosed**

11) Date company informed: **20 November 2003**

12) Total holding following this notification **10,240**

13) Total percentage holding of issued class following this notification: **0.04**

14) Any additional information: **Shares in issue - 26,805,889**

15) Name of contact and telephone number for queries: **Louise Scott 01908 525240**

16) Name and signature of authorised company official responsible for making this notification: **Louise Scott, Company Secretary**

Date of notification **24 November 2003**

For more information on the Bespak Group please visit our Website at www.Bespak.com

communicate RNS

Close

Full Text Announcement

‹ Back Next › Other Announcements from this Company ▾ Send to a Friend

RECEIVED
2004 JUN 17 A 10: 44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Bespak PLC
TIDM	BPK
Headline	Holding(s) in Company
Released	10:42 24 Nov 2003
Number	4013S

RNS Number:4013S
Bespak PLC
24 November 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Bespak plc

2) Name of shareholder having a major interest: Fidelity International Limited and its direct and indirect subsidiaries

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: Non-beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Limited - 963,910

RBS Trust Bank - 254,743

Citibank - 21,000

Nortrust Nominees Limited - 39,493

Bankers Trust - 314,387

BT Globenet Nominees Limited - 37,600

Bank of New York London - 164,335

Bank of New York Europe - 8,500

Northern Trust - 46,120

5) Number of shares/amount of stock acquired:

6) Percentage of issued class:

7) Number of shares/amount of stock disposed: 555,923

8) Percentage of issued class: 2.07

9) Class of security: Ordinary

10) Date of transaction: Not disclosed

11) Date company informed: 17 November 2003

12) Total holding following this notification 1,850,088

13) Total percentage holding of issued class following this notification: 6.90

14) Any additional information: Shares in issue - 26,805,889

15) Name of contact and telephone number for queries: Louise Scott 01908 525240

16) Name and signature of authorised company official responsible for making this notification: Louise Scott, Company Secretary

Date of notification 24 November 2003

For more information on the Bespak Group please visit our Website at www.Bespak.com

END

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year		Day	Month	Year
Date of appointment	2 0	0 1	2 0 0 4	†Date of Birth	2 2	1 2	1 9 4 0

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: | *Honours etc:

Forename(s): **John Harris**

Surname: **Robinson**

Previous Forename(s):

Previous Surname:

Usual residential address: **20 Mill Lane**

Post town: **Elloughton** Postcode: **HU15 1JL**

County / Region: **East Yorkshire** Country: **England**

† Nationality: **British** †Business occupation: **Director**

† Other directorships (additional space overleaf): **(See continuation sheet).**

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 27/1/04.

A director, secretary etc must sign the form below.

Signed [signature] **Date** 30.1.04

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.
MK12 5TS

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 406711

† Directors only. † Other directorships

Current Directorships for John Harris Robinson
George Wimpey Plc
John Robinson Consultants Limited
Paragon Healthcare Group Limited

Past Directorships for John Harris Robinson
Delta plc (30-Jun-2001)
Low & Bonar plc (30-Jun-2001)
Railtrack Group PLC (18-Oct-2002)
Railtrak Plc (18-Oct-2002)
Smith & Nephew plc (31-Dec-1999)
UK Coal Plc (29-Apr-2003)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 406711

Company Name in full Bespak plc

	Day	Month	Year
Date of termination of appointment	20	01	2004

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title: Sir *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): **David James Scott**

Surname: **Cooksey**

	Day	Month	Year
†Date of birth	14	05	1940

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20.1.04

(** serving ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

The Company Secretary
Bespak plc
Blackhill Drive
Featherstone Road
Wolverton Mill South
Milton Keynes
Bucks.
MK12 5TS
Tel: 01908 552600

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB